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METROPOLITAN SERIES FUND, INC.
SUB-ITEM 77Q1 EXHIBITS

In response to Sub-Item 77Q1(e) the following Subadvisory Agreement was amended, and such amendment is attached herewith as Exhibit 77Q1(e)(i).

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                                                             Exhibit 77Q1(e)(i)

                        METROPOLITAN SERIES FUND, INC.

                                AMENDMENT NO. 2
                                    TO THE
                             SUBADVISORY AGREEMENT
                         (FI VALUE LEADERS PORTFOLIO)

   AMENDMENT made this 30th day of April, 2007 to the Subadvisory Agreement dated May 1, 2003 (the "Agreement"), by and between MetLife Advisers, LLC, a Delaware limited liability company (the "Manager"), and Fidelity Management & Research Company (the "Subadviser"). In consideration of the mutual covenants contained herein, the parties agree as follows:

1. ADDITION OF SUBADVISORY SERVICES

   Pursuant to Paragraph 10 of the Agreement, the Compensation of the Subadviser referenced in Paragraph 6 is hereby revised and replaced with the following:

   6. Compensation of the Subadviser. As full compensation for all services
      ______________________________
   rendered, facilities furnished and expenses borne by the Subadviser hereunder, the Manager shall pay the Subadviser compensation at the following rate, based on the average daily net assets of the Portfolio determined at the close of the New York Stock Exchange on each day the exchange is open for trading: at the annual rate of 0.40% of the first $500 million of the average daily net assets of the Portfolio; and 0.35% of such assets in excess of $500 million. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Portfolio pursuant to the Advisory Agreement. If the Subadviser shall serve for less than the whole of any month or other agreed-upon interval, the foregoing compensation shall be prorated. The Manager may from time to time waive the compensation it is entitled to receive from the Fund; however, any such waiver will have no effect on the Manager's obligation to pay the Subadviser the compensation provided for herein. The Manager shall pay the Subadviser not later than the tenth
   (10) business day immediately following the end of the relevant payment period.

2. SUB-ADVISORY AGREEMENT

   In all other respects, the Agreement is confirmed and remains in full force and effect.

3. EFFECTIVE DATE

   This Amendment shall become effective as of the date of this Amendment.

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   IN WITNESS WHEREOF, the parties have executed this Amendment on the day and year first above written.

                                         METLIFE ADVISERS, LLC

                                         By: /s/ John F. Guthrie
                                             ----------------------------------
                                             John F. Guthrie, Jr.
                                             Senior Vice President

                                         FIDELITY MANAGEMENT & RESEARCH COMPANY

                                         By: /s/ Philip Bullen
                                             ----------------------------------
                                             Philip Bullen
                                             Senior Vice President